R. G. BARRY CORPORATION
13405 Yarmouth Road, N. W.
Pickerington, Ohio 43147
PHONE 614/864-6400
Fax 614/866-9787
Mailing Address:
P. O. Box 129
Columbus, Ohio 43216
May 2, 2007
Mr. Michael Moran
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:  Form 10-KT for the Transition Period January 1, 2006 — July 1, 2006
File No. 001-08769
Dear Mr. Moran:
We have received your letter dated April 6, 2007 regarding the above referenced Form 10-KT. We appreciate your review of our Securities and Exchange Commission (“SEC”) Form 10-KT for the Transition Period January 1, 2006 — July 1, 2006.
In responding to the Commission’s comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In response to your letter, we have repeated your inquiries throughout this letter with our responses noted in bold directly below each comment.

Item 8 — Financial Statements and Supplementary Data
Transition Period Financial Statements, page 38
1.	We note on May 17, 2006, the Company’s Board of Directors adopted a new fiscal year. A transition report of Form 10-K must include either unaudited financial statements for the comparable period of the prior year or a Note presenting, at a minimum, revenues, gross profits, income taxes, income or loss from continuing operations, and related per shares amounts. The effects of any discontinued operations and / or extraordinary items must also be shown. In the transition report the Company may elect to present a fifth period in the Statements of Income, Stockholders’ Equity and Cash Flow representing a full set of Statements for the comparable period prior to the transition period on Form 10-K. Or the Company may present four periods (three full fiscal years and the transition period) if the Company elects to present income statement data for the comparable period of the prior year to the transition period in a footnote. The financial statements or footnote may be unaudited.
•	We have noted the cited requirements have reference to Regulations 240.13a-10 and 240.15d-10 and are in agreement with your comment. The requirement includes presentation in a Transition Period report of unaudited financial statements for the comparable period of the prior year, or via a footnote, representing at a minimum, revenues, gross profits, income taxes, income or loss from continuing operations, and related per share amounts.

This minimum disclosure information referred to in the comment above was reported on Page 72 of the Transition Period report. The presentation provides the minimum disclosure information in a comparative format by quarter. We recognize this presentation did not provide a single summary view of the prior period comparable to the Transition Period, as required in the Regulation citations above. However, we do provide the key disclosure elements on a comparable basis in Item 6, Page 17 of the Transition report.

Since we have provided the required information in other sections of the transition report, including detailing information in the MD&A that includes the transition period and the prior year amounts, we would like your permission to include a footnote disclosure specific to this prior year comparative period (to the Transition period) in our Fiscal 2007 10-K filing, in lieu of amending our prior filing with the Securities Exchange Commission. Furthermore, we will include this information in Form 10-Q for the third quarter of fiscal 2007, ended March 31, 2007 that we expect to file on or before May 15, 2007.

Statements of Cash Flows, page 43
2.	Reference is made to the line item net “cash provided by (used in) discontinued operation.” SFAS 95 does not support aggregating operating, investing and financing cash flows from discontinued operations into a single line item. Please clarify for us how your presentation conforms to the basic disclosure requirements of SFAS 95 or revise.
•	Discontinued operations are described in Footnote 16 on Page 70 of the Transition Report. The structure of the sale of the assets and liabilities associated with the discontinued operations included the sale of selected assets, comprised of trade receivables, inventory and the assumption of specific liabilities by the buyer. These royalty payments were established based on specific sales criteria to be achieved by the buyer over a limited amount of time.

Based on these facts, the discontinued operation involved no investing or financing activities or related obligations by the Company, as defined under Statement of Financial Standard No. 95 (“SFAS 95”), paragraphs 15 through 20. Therefore, under SFAS95, activities not specifically defined as financing or investing activity fall under the definition of an operating activity.

We believe we have complied with this definition appropriately in our Cash Flow statement presentation for fiscal 2003, 2004 and 2005.
Note 15 — Restructuring and Asset Impairment Charges, page 69
3.	We note that the reference to Note 18 should be referenced to Note 17.
•	We concur with the reference correction of Note 18 to the correct Note 17 in the text of Footnote 15, Page 69, of the Transition Period report.
4.	We note that there was a significant adjustment to the liability associated with the Mexican lease during the transition period. Tell us how you determined that the liability your recorded as of December 31, 2005 and January 1, 2005 were reasonable given the significant adjustments recorded in 2005 and in the transition period. We presume that you had a legal obligation to make payments to the former landlord for the entirety of the lease obligation. Tell us what legal theories you relied upon in your determination that the ultimate lease liability would be significantly below that required in accordance with your contractual obligations.

•	Our approach in this area followed the requirements outlined in Statement of Financial Accounting Standard No. 146 (“SFAS 146”), paragraph 16 before termination and paragraph 15 after termination.

The Company’s non-cancelable lease loss accruals as of December 31, 2005 and January 1, 2005 (“fiscal 2005” and “fiscal 2004”, respectively) included several lease liabilities. A lease liability associated with a former distribution facility (the “Oradel facility”), located in Nuevo Laredo, Mexico represented the most significant obligation in both years. The Oradel facility’s lease term extended into 2012. Other lease agreements on facilities and equipment contained obligations for periods substantially shorter than the Oradel facility’s lease agreement.

Over time, the following facts and circumstances were present as part of our accounting review and actions with respect to establishing the related lease accruals:

In closing fiscal 2004, management, in consultation with an independent real estate broker based in Laredo, Texas, estimated that we would be able to sublease the Oradel facility within a 6-month period or by no later than July 2005. In determining our estimate of the remaining lease obligation with respect to the Oradel facility, we also anticipated incurring additional costs associated with lease rate support as well as broker fees expected to be incurred on a sublease transaction. In accordance with SFAS 146, paragraph 16, we estimated the fair value of the lease loss liability based on the remaining lease payments, reduced by the estimated sublease rental payments that could be obtained for this facility and recorded a lease loss liability as part of the results of operations for fiscal 2004. The Oradel lease loss accrual comprised $740,000 of the total $1,732,000 reported at the end of fiscal 2004, as shown below:

Item	End of Fiscal 2004

Oradel Distribution Facility Lease	$740,000
Two Manufacturing Operation Facility Leases in Texas	562,000
Equipment Related Leases	455,000

2004 Total Lease Loss Accrual	$1,732,000

By the end of fiscal 2005, management had still not secured a sublease of the Oradel facility. Throughout 2005, there were a number of interested parties, however, due to the slowing market conditions along the border in Mexico, interest in the facility diminished.

Management, in collaboration with our real estate broker, assessed the deteriorating market conditions and continued to pursue a sublease transaction with potential parties in addition to negotiating with the landlord to settle the outstanding lease obligation. As a result of this assessment and discussions with the broker and the facility’s landlord, we determined that it would take up an additional 12 months to sublease the facility and recorded an additional lease loss accrual in closing fiscal 2005 of $733,715 as a change in estimate in accordance with SFAS 146, paragraph 16.

Our approach followed the requirements as outlined in paragraph 16 of SFAS 146 for evaluating and adjusting lease loss accruals in periods subsequent to the initial establishment of such an accrual. The Oradel facility lease loss accrual reported at the end of fiscal 2005 was $1,271,000, representing the majority of the $1,336,000 total accrued at the end of fiscal 2005, as noted below:

Item	End of Fiscal 2005

Oradel Distribution Facility Lease	$1,271,000
Equipment Related Leases	65,000

2005 Total Lease Loss Accrual	$1,336,000

In closing the 2006 Transition Period, management was successful in negotiating a $2,869,000 lump sum settlement of the lease obligation with the landlord of the Oradel facility. As a result of the termination of this lease liability, the company recorded the termination liability in accordance with paragraph 15 of SFAS 146.

Our lease loss accrual at the end of the 2006 Transition Period was comprised of the following:

Item	End of Fiscal 2006

Oradel Facility Lease	$2,869,000
Equipment Related Leases	40,000

Total Lease Loss Accrual	$2,909,000

In summary, the lease loss accruals established at the end of each period were made based on the best information available to us at the end of each reporting period, following the requirements of SFAS 146.
Should you have further questions or wish to discuss the content of our response to your letter of April 6, 2007, please contact me at your convenience.
Sincerely,

/s/ Daniel D. Viren Senior Vice President, Finance — CFO